UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) – May 15, 2007

CHEMOKINE THERAPEUTICS CORP.
(Exact name of registrant as specified in charter)

Delaware	**000-51080**	**33-0921251**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code _____**(604) 822-0301**_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 15, 2007, Chemokine Therapeutics Corp. reported its results of operations for the three months ended March 31, 2007. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The press release should be read in conjunction with the note regarding forward-looking statements, which is included in the text of the press release.

The information in this Current Report on Form 8-K and the exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

ITEM 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Earnings release for the period ended March 31, 2007 issued by Chemokine Therapeutics Corp. on May 15, 2007 (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: May 15, 2007

By: /s/ *Bashir Jaffer*
Bashir Jaffer
Chief Financial Officer



FOR IMMEDIATE RELEASE

TSX: CTI OTCBB: CHKT

CHEMOKINE THERAPEUTICS ANNOUNCES FIRST QUARTER 2007 FINANCIAL AND OPERATING RESULTS

Vancouver, BC (May 14, 2007) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders and vascular diseases, today announced the financial and operating results of the first quarter ended March 31, 2007.

First Quarter Highlights:

- Positive preliminary data and the successful completion of the dose-escalation portion of the Phase I/II clinical trial for CTCE-9908, the Company's anti-cancer drug candidate.
- The appointment of C. Richard Piazza as the new Chief Executive Officer.
- The acquisition of certain assets of Globe Laboratories Inc.

Subsequent event

- Positive data from M.D. Anderson's study using CTCE-9908 in pre-clinical models of breast cancer.

"I am encouraged by the results we have seen this quarter with CTCE-9908, the Company's lead product candidate, in late stage cancer patients," said Richard Piazza, Chairman and CEO of Chemokine Therapeutics. "We are on track to complete the ongoing CTCE-9908 Phase I/II study and anticipate having the results out in the third quarter of this year. We believe that this study will provide additional evidence of safety and early anti-cancer and anti-metastatic efficacy and help establish the foundation for future development."

Financial Results - Unaudited
(All amounts in U.S. dollars and in accordance with U.S. GAAP unless otherwise specified)

The Company incurred a net loss of $1,611,937 ($0.04 per share) for the three months ended March 31, 2007 compared to $2,110,387 ($0.06 per share) for the three months ended March 31, 2006. The decrease in our net loss was principally caused by the decrease in research and development expenditures as described below.

The Company had no revenues in the three months ended March 31, 2007, and the three months ended March 31, 2006.

Research and development expenses were $715,246 during the three months ended March 31, 2007; a decrease of $705,762 from the $1,421,008 comparative amount recorded in the three months ended March 31, 2006. The decrease in research and development expenses in the current period was primarily attributable to a reduction of spending on our early stage compounds, while continuing efforts with our compound CTCE-9908. Research and development expenses include contract research, manufacturing, laboratory supplies, and staff salaries.

The Company recorded direct costs for CTCE-9908 of approximately $395,600 for the three months ended March 31, 2007, which included preparatory and clinical trial costs of the Phase I/II clinical trial currently underway, and related manufacturing of compound. This compares to approximately $591,100 for the three months ended March 31, 2006. The decrease in direct costs for CTCE-9908 in the current period was primarily attributed to clinical trial startup costs, production of drug supplies, and supportive and analytical work that was incurred in the comparative quarter in 2006.

Direct costs for CTCE-0214 were approximately $182,400 for the three months ended March 31, 2007 compared to approximately $611,600 for the three months ended March 31, 2006. The decrease in CTCE-0214 direct costs in the current period reflects a reduction of spending on preclinical studies in keeping with a progression to a clinical phase of development.

Research and development expenses are expected to increase in the future as and when we incur costs for clinical trials. Completion dates and completion costs to bring a drug candidate to market vary significantly for each drug candidate given the nature of the clinical trials and the fact that more clinical trials may need to be conducted to advance a drug candidate based upon the results of each study. In addition, we anticipate partnering with larger pharmaceutical companies to conduct and finance later stage clinical trials and therefore the timing of completion of the approval of a drug will likely not be within our control. Based on these factors we cannot reasonably estimate the completion dates and completion costs required to gain regulatory approval for the marketing and sale of our compounds. Drug candidates are required to successfully complete Phase III clinical trials before gaining regulatory approval for sale, which for our drug candidates is not expected to occur for several years.

General and administrative expenses for the three months ended March 31, 2007 were $862,805, compared to $630,705 for the three months ended March 31, 2006. The increase of $232,100 was in respect of increased legal, professional, patent, and audit fees incurred.

Interest income was $56,572 for the three months ended March 31, 2007 compared with $49,201 for the three months ended March 31, 2006.

As of March 31, 2007, we had approximately $4.5 million in cash and cash equivalents and short term investments on hand, compared to approximately $6.1 million as of December 31, 2006, a decrease of $1.6 million. Our working capital at March 31, 2007 was approximately $4.3 million, compared to approximately $5.9 million at December 31, 2006, a decrease of $1.6 million.

We believe that our current funds will be sufficient to fund our operations until January 31, 2008. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation, and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: Statements in this document regarding managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ

materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

 For further information contact:

Chemokine Therapeutics Corp.

Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net

Equicom Group

Joanna Longo
Investor Relations
Phone: (416) 815-0700 ext. 233
Fax: (416) 815-0080
E-mail: jlongo@equicomgroup.com

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

		March 31, 2007		December 31, 2006
		(Unaudited)		(Audited)
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	3,570,975	$	4,446,668
Short-term investments		992,437		1,642,308
Amounts receivable		67,540		60,366
Amount due from affiliate		263,929		–
Prepaid expense and deposits		87,436		103,816
TOTAL CURRENT ASSETS		4,982,317		6,253,158
AMOUNT DUE FROM AFFILIATE		–		253,263
PROPERTY AND EQUIPMENT, net		612,395		332,440
LICENSE COSTS, net		14,375		16,299
	$	5,609,087	$	6,855,160
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	492,021	$	377,915
Promissory note payable to affiliate		219,778		–
Current portion of capital lease obligation		12,710		12,392
TOTAL CURRENT LIABILITIES		724,509		390,307
CAPITAL LEASE OBLIGATION		5,549		8,722
		730,058		399,029
COMMITMENTS				
STOCKHOLDERS' EQUITY				
PREFERRED STOCK				
Authorized – 6,000,000 shares; par value $ 0.001 per share				
Issued and outstanding shares: March 31, 2007 and December 31, 2006 – Nil		–		–
COMMON STOCK				
Authorized – 100,000,000 shares; par value $ 0.001 per share				
Issued and outstanding shares: March 31, 2007 and December 31, 2006 – 42,183,748		42,184		42,184
ADDITIONAL PAID-IN CAPITAL		30,992,194		30,957,359
(DEFICIT) ACCUMULATED DURING THE DEVELOPMENT STAGE		(26,155,349)		(24,543,412)
		4,879,029		6,456,131
	$	5,609,087	$	6,855,160

See Edgar or Sedar for accompanying notes.

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended March 31,		Cumulative from inception on July 15, 1998 to March 31,
	2007	2006	2007
REVENUE	$ –	$ –	$ 275,000
EXPENSES			
Research and development	715,246	1,421,008	15,310,971
General and administrative	862,805	630,705	11,116,401
Stock-based compensation	34,835	34,647	592,954
Amortization of license	1,923	1,924	36,227
Depreciation & amortization of property and equipment	74,561	35,733	420,652
	1,689,370	2,124,017	27,477,205
OTHER INCOME			
Foreign exchange gain (loss)	20,861	(35,571)	387,806
Interest income	56,572	49,201	659,050
	77,433	13,630	1,046,856
NET LOSS	$ (1,611,937)	$ (2,110,387)	$ (26,155,349)
NET LOSS PER COMMON SHARE FOR THE PERIOD - BASIC AND DILUTED	$ (0.04)	$ (0.06)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	42,183,748	33,055,733	

See Edgar or Sedar for accompanying notes.

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Three months ended March 31,		Cumulative from inception on July 15, 1998 to March 31,
	2007	**2006**	**2007**
CASH FLOW FROM OPERATING ACTIVITIES			
Net loss	$ (1,611,937)	$ (2,110,387)	$ (26,155,349)
Adjustments to reconcile net cash			
provided (used) by operating activities			
Depreciation and amortization	76,484	37,657	456,879
Common shares issued for consulting services	–	–	1,033,669
Warrants issued for consulting services	–	–	404,842
Options issued for consulting services	–	–	87,968
Stock-based compensation	34,835	34,647	592,954
Decrease (increase) in			
Amounts receivable	(7,174)	(13,036)	(67,540)
Prepaid expense and deposits	16,380	35,256	(87,436)
Increase (decrease) in			
Accounts payable and accrued liabilities	114,106	117,357	492,021
Cash provided (used) by operating activities	(1,377,306)	(1,898,506)	(23,241,992)
CASH FLOW FROM FINANCING ACTIVITIES			
Stock issued for cash	–	6,815,667	31,647,476
Stock issued for settlement of debt	–	–	200,000
Offering costs	–	(402,088)	(2,974,596)
Net advances (to) from affiliates	(10,666)	525,244	(217,111)
Promissory note payable to affiliate	219,778	–	219,778
Capital lease payments	(2,855)	(2,970)	(16,391)
Cash provided (used) by financing activities	206,257	6,935,853	28,859,156
CASH FLOW FROM INVESTING ACTIVITIES			
Cash held by disposed subsidiary	–	–	(4,754)
Purchase of short-term investments	(928,083)	(5,717,078)	(17,299,691)
Redemption of short-term investments	1,577,955	–	16,307,256
Payment under license agreement	–	–	(50,603)
Purchase of property and equipment	(354,516)	(78,620)	(998,397)
Cash provided (used) by investing activities	295,356	(5,795,698)	(2,046,189)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(875,693)	(758,351)	3,570,975
CASH AND CASH EQUIVALENTS, beginning of period	4,446,668	3,719,163	–
CASH AND CASH EQUIVALENTS, end of period	$ 3,570,975	$ 2,960,812	$ 3,570,975

See Edgar or Sedar for accompanying notes.